SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

_________________

For the fiscal year ended December 31, 2002

Commission File Number 001-31303

BLACK HILLS CORPORATION
RETIREMENT SAVINGS PLAN

BLACK HILLS CORPORATION
625 NINTH STREET
PO BOX 1400
RAPID CITY, SOUTH DAKOTA 57709

BLACK HILLS CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements as of December 31,
2002 and 2001, Supplemental Schedule
as of December 31, 2002 and
Independent Auditors’ Report

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORTS	4
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001:
Statements of Net Assets Available for Benefits	6
Statements of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002 -
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator and Participants of the
      Black Hills Corporation Retirement Savings Plan
Rapid City, South Dakota

We have audited the accompanying statement of net assets available for benefits of the Black Hills Corporation Retirement Savings Plan (the Plan) as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the 2002 financial statements based on our audit. The financial statements as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements and stated that such 2001 financial statement schedule was fairly stated in all material respects in relation to the 2001 basic financial statements taken as a whole in their report dated April 25, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the 2002 basic financial statements taken as a whole.

Minneapolis, Minnesota
June 4, 2003

THIS IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP NOR HAS ARTHUR ANDERSEN LLP PROVIDED A CONSENT TO THE INCLUSION OF ITS REPORT IN THIS ANNUAL REPORT ON FORM 11-K.

Report of independent public accountants
To the Trustee of
Black Hills Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Black Hills Corporation Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplemental schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Black Hills Corporation Retirement Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and nonexempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Minneapolis, Minnesota,
April 25, 2002

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001

CASH	$--	$6,546
INVESTMENTS, at market value	28,804,091	29,205,700
CONTRIBUTIONS RECEIVABLE:
Employee	85,543	20,346
Employer	37,740	8,502
INVESTMENT TRANSACTIONS PENDING	27,547	46,500
ACCOUNTS PAYABLE	(116,115)	--

NET ASSETS AVAILABLE FOR BENEFITS	$28,838,806	$29,287,594

See notes to financial statements.

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	$29,287,594	$31,648,835

INCREASES (DECREASES) DURING THE YEAR:
Participant contributions	3,422,826	2,771,292
Employer matching contributions	1,266,616	933,233
Investment interest and dividends	663,187	694,891
Net depreciation in fair value of investments	(4,070,863)	(5,150,125)
Net realized (loss) gain on sale of investments	(887,906)	132,449
Administrative expenses	(5,230)	(4,350)
Distributions to participants	(837,418)	(1,738,631)

Net decreases during the year	(448,788)	(2,361,241)

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$28,838,806	$29,287,594

See notes to financial statements.

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1.     DESCRIPTION OF THE PLAN

The following is not a comprehensive description of the Black Hills Corporation Retirement Savings Plan (the Plan) and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan agreement for more complete information.

General — The Plan is a defined contribution plan for eligible employees of Black Hills Corporation and certain subsidiary companies (the Company). The eligible employees may have a percentage of their compensation withheld and contributed to the Plan, subject to limitations, as defined. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 and is designed to comply with the provisions of Section 401(k) of the Internal Revenue Code (the Code).

Merrill Lynch serves as the asset custodian and recordkeeper. The Plan is administered by the Black Hills Corporation Benefits Committee (the Committee). The Committee is the trustee of the Plan.

Plan Expenses — Administrative fees of approximately $78,188 and $51,700 were paid by the Company in 2002 and 2001, respectively.

Eligibility and Vesting — Employees are eligible to participate in the Plan on the first day of employment.

Participants are immediately vested in the value of their pretax salary reduction contributions. Participants vest 20% per year in employer matching contributions until reaching five years of service. At that time, participants are 100% vested in employer matching contributions. Participants also become fully vested in employer matching contributions if their employment with the Company is terminated due to retirement at or after attainment of age 65, total and permanent disability, or death.

Forfeitures from participants who have terminated from the Plan prior to attaining 100% vesting rights are used to reduce the Company’s annual matching contributions.

Contributions — The maximum percentage of compensation an employee may contribute to the Plan is 20%, with an annual maximum contribution of $11,000, as provided by the Code. There is no limit to how often participants may change their contribution percentages. Amounts contributed are invested at the discretion of plan participants in any of the 17 investment options or individual investments as directed by the participant.

Effective January 1, 2000 (May 1, 2000 for employees covered by a collective bargaining agreement), the Plan was amended to include a dollar-for-dollar company matching contribution, up to a maximum of 3% of an individual participant’s compensation. Effective April 1, 2001, there is an automatic enrollment provision in which eligible employees who are employed on or after April 1, 2001 shall be deemed to have made an automatic election to participate in the Plan at a rate of 3%.

Rollover Contributions — The Plan received $308,509 and $382,579 in rollover transfers from other qualified plans in 2002 and 2001, respectively, which are included in participant contributions on the statements of changes in net assets available for benefits.

Participant Loans — The Plan contains a loan provision that allows participants to borrow a minimum of $500 and a maximum equal to the lesser of $50,000 or 50% of their vested account balances at an interest rate of 1% over the prime interest rate and to repay the loan through payroll deductions, with a maximum repayment period of five years. During 2002 and 2001, interest rates on outstanding participant loans ranged from 5.25% to 10.50% and from 5.75% to 10.50%, respectively. Loans are prohibited for terminated employees.

Distributions to Participants — Employee account balances are distributable upon retirement, disability, death, termination from the Company, or hardship. Upon the occurrence of one of these events, a participant (or the participant’s beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or as installment payments over a period of no more than ten years.

Amendments and Termination — The Company reserves the right to amend or terminate the Plan at any time. Upon termination of the Plan, participants become 100% vested, and all assets will be distributed among the participants in accordance with plan provisions.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition — Investments of the Plan are stated at market value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Realized gains and losses on sales of investments represent the difference between the net proceeds from the sale of investments and their beginning-of-year market value. Unrealized appreciation or depreciation of the investments represents changes in the market value of investments.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

3.    INVESTMENTS

The investment options of the Plan at December 31, 2002 include collective trusts of Merrill Lynch, mutual funds, common stock of the Company, and other investments as self-directed by participants. Units (shares) of the various investment funds are valued daily at net asset value (which equals market value). The investment options are participant-directed and participants may change their investment elections daily.

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2002	2001

Merrill Lynch Retirement Preservation Trust	$6,018,714	$4,136,646
Merrill Lynch Equity Index Trust 1	2,897,359	3,865,916
Davis New York Venture Fund	1,551,041	1,898,412
Black Hills Corporation common stock	7,817,931	9,044,297

4.     TAX STATUS

The Plan obtained its latest determination letter on October 9, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

5.     PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Merrill Lynch funds and Black Hills Corporation stock. These transactions qualify as exempt party-in-interest transactions.

6.     RISKS AND UNCERTAINITIES

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (Held At End of Year)
DECEMBER 31, 2002

Description	Cost**	Market Value

Collective trusts:
Merrill Lynch Equity Index Trust 1*		$2,897,359
Merrill Lynch Equity Index Trust 1-GM*		174,924
Merrill Lynch Retirement Preservation Trust*		6,018,714
Merrill Lynch Retirement Preservation Trust - GM*		196,412

Total collective trusts		9,287,409
Mutual funds:
AIM Small Cap Growth Fund Class A		78,488
PIMCO Total Return Fund - Class A		1,363,576
PIMCO Total Return Fund - Class A - GM		525,340
PIMCO Mid-Cap Growth Fund - Class A		60,723
Munder Framlington Health Care Fund		247,833
Oppenheimer Gold & Special Minerals Fund		116,730
Seligman Communications Fund		879,631
Oppenheimer Global Fund		813,172
Templeton Foreign Fund		1,248,021
Oppenheimer US Government Fund		226,479
Templeton Foreign Fund		264,934
Franklin Balance Sheet Fund		607,994
Massachusetts Investors Stock Fund - Class A		308,720
Massachusetts Investors Growth Fund - Class A		993,586
Davis New York Venture Fund		1,551,041
Davis New York Venture Fund - GM		206,498
Van Kampen Real Estate Securities Fund		243,362
Merrill Lynch Capital Fund - Class D*		693,150

Total mutual funds		10,429,278
Common stock -
Black Hills Corp.*		7,817,931
Self-directed accounts:
Cash:
CMA money fund		28,921
Cash		12,034

Total cash		40,955

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (Held At End of Year)
DECEMBER 31, 2002

Description	Cost**	Market Value

Self-directed accounts (continued):
Common stock:
Abbott Labs		$4,000
Advanced Micro D Inc.		2,584
Avista Corp		1,734
Ariba Inc.		560
AOL Time Warner Inc.		8,253
Agere Systems Inc. Del A		23
AT&T Wireless Services		1,814
Agere Systems Inc. Del A		554
AT&T Corp.		5,222
Applied Material Inc.		2,606
Brooks Pri Automation		2,292
Black Hills Corp.		3,686
Comcast Corp New Cl A		7,613
Calpine Corp.		4,906
Citigroup Inco		3,519
Charter Communications Inc. A		118
Cisco Systems Inc.		8,515
Corning Inc.		993
EMC Corporation Mass		3,684
E Trade Group Inc.		1,944
Echelon Corporation		6,726
Exxon Mobil Corp.		38,434
Egghead.com Inc. Del		1
Ericsson LM Tel Cl B Adr Sek		431
FMC Corp. Com New		13,660
Flexxtronics Intl Ltd.		3,276
Fuelcell Energy Inc.		1,402
Globalstar Telecom		56
GlobalSantaFe Corp.		8,074
Grey Wolf Inc.		7,980
Hollywood Media Corp. Fla		200
Home Depot Inc.		2,450
Intel Corp.		11,678
Int. Rectifier Corp.		2,769
JDS Uniphse Corp.		3,705
Johnson and Johnson Company		5,371
Knight Trading Group Inc.		359
Koninkl Phil E NY SH New		5,349
LSI Logic Crop		462
Lucent Technologies Inc.		1,764

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (Held At End of Year)
DECEMBER 31, 2002

Description	Cost**	Market Value

Self-directed accounts (continued):
Common stock (continued):
Manugistics Group Inc.		$1,440
Mercury Interactive Corp.		11,860
Worldcom Inc. MCI		1
Moldflow Corp. Com		5,250
Mcdata Corp. Cl A Del		21
Medarex Inc.		861
Micron Technology Inc.		4,870
Motorola Inc. Com		7,785
Navarre Corp.		1,005
Nokia Corp Adr		10,954
Pfizer Inc. Del		15,285
Philip Morris Companies Inc.		24,318
Qlogic Corp.		6,419
RF Micro Devices Inc.		367
Rite Aid Corporation		1,225
Safeguard Scientifics		204
SBC Communications Inc. PV $1		2,711
Scientific Atlanta		3
Southwest Airlines Co.		8,020
Texas Instruments		2,252
Tyco Intl. Ltd. New Com		11,956
TLC Vision Corp.		300
Wal Mart Stores Inc.		7,577
Williams Companies Del		189
Worldcom Inc. - Worldcom GR		79

Total common stock		303,719

Other assets:
Marketing Services Inc.		2
Protein Polymer Techs		24,090

Total other assets		24,092

Total self-directed accounts		368,766

Participant loans, with interest rates ranging from
5.25% to 10.50%**		900,707

		$28,804,091

* Denotes party-in-interest ** Cost is not required for participant-directed accounts

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Black Hills Corporation Retirement Savings Plan

By /s/ Mark T. Thies Mark T. Thies Executive Vice President and Chief Financial Officer

Date: June 26, 2003

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Deloitte & Touche LLP
23.2	Statement Regarding Consent of Arthur Andersen LLP
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002